                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  EUROMED, INC.
     -----------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
     -----------------------------------------------------------------------
                         (Title of Class of Securities)

                                    298735101
     -----------------------------------------------------------------------
                                 (CUSIP Number)

     Gregory Alan Gaylor: 11440 West Bernardo Ct Ste 300 San Diego, CA 92127
                                  (619)674-6669
     -----------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                February 12, 1998
     -----------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)





* This is a restated schedule 13d(a) amendment 2 transmitted in compliance with an order of the United States District Court. See Exhibit 3.


                            Page 1 of 12 Pages

SCHEDULE 13D

CUSIP NO. 298735101                                         PAGE 2 OF 12 PAGES
------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Gregory Alan Gaylor
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                  /X/

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
------------------------------------------------------------------------------

                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Gaylor:  126,500
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY       8   SHARED VOTING POWER
   EACH
 REPORTING          373,123
  PERSON       ---------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     503,723 shares for reporting group
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.45%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

SCHEDULE 13D

CUSIP NO. 298735101                                        PAGE 3 OF 12 PAGES

------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Jan Bouwman
------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /X/
                                                                       (b) / /

------------------------------------------------------------------------------
3   SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    No funds were used
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                 /X/

------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    The Netherlands
------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES           Bouwman:  4,100
BENEFICIALLY   ---------------------------------------------------------------
 OWNED BY       8   SHARED VOTING POWER
   EACH
 REPORTING          373,123
  PERSON       ---------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER


               ---------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     503,723 shares for reporting group
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                       / /

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     39.45%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
------------------------------------------------------------------------------

            Schedule 13D Amendment (1) EuroMed, Inc. Cusip 298735101
                 Respondents: Gregory Alan Gaylor  Jan Bouwman

1.   Security and Issuer:

       Common Stock
       EuroMed, Inc.
       Wilhelminakanaal Noord 6
       4902 VR Oosterhout
       The Netherlands

2.   Identity and Background:

       (a)    Gregory Alan Gaylor
       (b)    11440 West Bernardo Court
              Suite 300
              San Diego, California 92127

       (c)    Investor
              Maverick Advisors, Inc.
              11440 West Bernardo Court
              Suite 300
              San Diego, California 92127

       (d)    No

 (e)    Yes:
The following is a description of certain legal actions involving Gregory Alan Gaylor and EuroMed. In summary, Gaylor has been judged in violation of section 13(d) of the Securities Exchange Act of 1934 and has been cited for Contempt of Court, on two occasions in March 1998 and in January 1999, by the United States District Court of the Northern District of Texas, Dallas Division. Gaylor will appeal the latest Contempt Order with the United States Court of Appeals, Fifth Circuit.

Chronology:

In February 1997, certain directors of EuroMed filed a lawsuit against Gregory Alan Gaylor ("Gaylor"), a director of EuroMed, in the United States District Court, Northern District of Texas, Dallas Division. This lawsuit was secretly filed in the name of EuroMed without the knowledge, consent, approval or authorization of the EuroMed Board of Directors, the bona-fide governing authority for EuroMed, Inc. and its corporate executive.

This case, cause 3-97cv0322, alleged that director and shareholder Gregory Alan Gaylor violated federal securities regulations, in specific, Section 13(d) of the Securities Exchange Act of 1934, with respect to his participation with Jan Bouwman, Robert Jansonius, A. Doets, and N.T.P. Roozekrans in a series of meetings of the EuroMed Board of Directors in November 1996 in which the EuroMed Board removed A. Francois Hinnen, and Robert A. Shuey III from their executive capacities with EuroMed and its subsidiaries, Galenica B.V., Confedera B.V., and EuroMed Europe B.V. This case alleged that in removing A. Francois Hinnen and Robert A. Shuey III from their executive offices, Gregory Alan Gaylor failed to comply with federal securities regulations with respect to the disclosure of his participation in a control group seeking a change in EuroMed's management. None of the other directors of EuroMed who participated with Gregory Alan Gaylor in the board meetings in November 1996 were named as defendants in this case. The actions cited in the complaint were taken by the EuroMed Board of Directors, the governing body of EuroMed under Nevada law.

In December 1996, Robert Jansonius, an independent director, resigned from the EuroMed Board of Directors. In February 1997, A. Doets and N.T.P. Roozekrans resigned from the EuroMed Board of Directors. C.D.J. Evers, resigned from the EuroMed Board of Directors in February 1997. EuroMed did not disclose these resignations.

In March 1997, the EuroMed Board of Directors met to discuss the divestiture of one of its pharmaceutical subsidiaries in The Netherlands, Pluripharm International B.V. ("Pluripharm"). EuroMed acquired Pluripharm in July 1996 for approximately $ 5.87 million in cash and 850,000 shares of EuroMed's common stock valued at $ 6.75 per share, for a total estimated value of $ 11.6 million. Pluripharm reported revenue of approximately $ 35 million and net income of approximately $ 1.26 million for the year-ended December 1996. However, in March 1997, the EuroMed Board of Directors voted to divest of Pluripharm. Gregory Alan Gaylor voted against this divestiture.

                            Page 4 of 12 Pages

In May 1997, EuroMed convened its annual shareholder meeting, with only ten days notification, and elected new directors. Gregory Alan Gaylor was not included in the election of the new directors.

In April 1997, Gregory Alan Gaylor tendered notice to EuroMed and the EuroMed Board of Directors of his demands for indemnification of the expenses and burden of the lawsuit filed in the name of EuroMed in February 1997.

In response, in May 1997, Gregory Alan Gaylor and Jan Bouwman, the former Chief Financial Officer of EuroMed, filed a shareholder derivative lawsuit in the District Court, Clark County, Nevada against EuroMed, the EuroMed Board of Directors, and the other parties involved in the divestiture of Pluripharm. This Nevada lawsuit, cause A373888, sought damages, on behalf of the EuroMed shareholders, against EuroMed, its officers and directors, for among other things, their collective and individual breach of fiduciary duties, for negligence, for breach of good faith and fair-dealing, for unjust enrichment, for civil conspiracy, and also for injunctive and declaratory relief relating to the corporate governance of EuroMed. In addition, a Temporary Restraining Order was secured against EuroMed, the EuroMed Board of Directors and others, preventing them from divesting of Pluripharm. The underlying case is pending in the Nevada District Court.

Gregory Alan Gaylor and Jan Bouwman subsequently filed in June 1996, in the Nevada District Court, an Application for a Receiver to conserve, preserve, protect and administer all of the assets of EuroMed and to manage and operate EuroMed's business. The temporary restraining order was subsequently dissolved, and in July 1997 EuroMed divested of Pluripharm for an estimated loss of $ 3.2 million.

The Nevada District Court appointed a Special Master in July 1997. Contemporaneous with the July hearings in the Nevada District Court, EuroMed moved to default Gregory Alan Gaylor in the case before the United States District Court for the Northern District of Texas, Dallas Division. A final judgment was entered against Gregory Alan Gaylor on July 29, 1997 for approximately $ 16 million. This judgment included damages for violations of
Section 13(d) of the Securities Exchange Act of 1934, for interference with EuroMed's business relations, and for disparagement of EuroMed's management and operations. Of the $ 16 million, $ 5,350,000 was awarded to EuroMed for business disparagement and intentional interference with contract. EuroMed was also awarded $ 10,700,000 in punitive damages. The Final Judgment restrained and enjoined Gaylor and his active associates from violating Section 13(d) of the Securities Act of 1934 15 USC ss. 78m(d), and from violating any other provision of the Securities and Exchange Act of 1934, 15 USC ss. 78. A copy of this Final Judgment is attached hereto as Exhibit 1.

In September 1997, approximately 120 days after EuroMed divested of Pluripharm, Bank MeesPierson of The Netherlands assumed control of the receipts and disbursements of EuroMed's subsidiaries, Galenica B.V. and Confedera B.V. In November 1997, the courts of Breda and Utrecht of The Netherlands appointed a trustee for Galenica B.V. and Confedera B.V. EuroMed was effectively insolvent. EuroMed did not disclose this insolvency in an 8k filing with the Securities and Exchange Commission ("SEC"). EuroMed did not file a 10Q for the third quarter ended September 30, 1997 until it made various late filings with the SEC in December 1998.

In December 1997, as a consequence of the appointment of a trustee for its pharmaceutical business, EuroMed announced the divestiture of Galenica B.V. and Confedera B.V. for an estimated $ 1 million in cash and other promises. In response, Gregory Alan Gaylor and Jan Bouwman solicited proxies from certain EuroMed shareholders, who were named plaintiff's in the Nevada derivative shareholder action. A schedule 13(d) was filed on December 19, 1997, fully disclosing the shareholdings of Gregory Alan Gaylor and Jan Bouwman and the solicitation of these proxies. This first 13(d) was not filed electronically and does not appear on the Edgar System, however, the SEC accepted this filing on December 29, 1997 and copies can be obtained through the SEC. Amendments to the schedule 13(d) were filed in January and February 1998.

Nevertheless, in March 1998, at a show cause hearing on a matter of contempt, the United States District Court found Gregory Alan Gaylor and Jan Bouwman in contempt of court for violating Sections 13(d), 14(d), and 14(e) of the Securities Act of 1934. Gaylor and Bouwman, and any persons acting in concert or participating with them, were permanently enjoined and prohibited from voting any shares of EuroMed stock based on any proxies that were solicited and or received through March 10, 1998. Gaylor and Bouwman were ordered to disclaim any interest in these proxies. Gaylor and Bouwman were ordered not to solicit any further proxies until and unless they fully complied with the federal securities laws and this Court's final judgment and orders.

                            Page 5 of 12 Pages

A copy of this order dated March 10, 1998 is attached hereto as Exhibit 2.

An appeal to the United States Court of Appeals, Fifth Circuit Court, was filed in March 1998, however this appeal was not concluded because Gregory Alan Gaylor did not have the resources to retain counsel.

In response to these developments, in July 1998, Gregory Alan Gaylor and Jan Bouwman filed a second Application for a Receiver in the Nevada District Court. In response, the Nevada District Court again, for the second time, declined to appoint a receiver.

As a consequence of the receiver action undertaken by Gregory Alan Gaylor and Jan Bouwman, EuroMed filed a second motion for contempt in the United States District Court in Dallas, Texas.

The United States District Court magistrate recommended that Gregory Alan Gaylor and Jan Bouwman be cited for contempt of court for violating Sections 13(d) of the Securities Act of 1934 because, among other things, the receiver application was deemed to be an attempt by Gregory Alan Gaylor and Jan Bouwman to take control of EuroMed and therefore a material event requiring compliance with
Section 13(d) of the Securities Act of 1934 - specifically an event requiring the amendment of the previously filed 13(d)'s.

Gregory Alan Gaylor subsequently filed objections to these recommendations. In his objections, Gaylor argued that the receiver action was not an attempt to take control of EuroMed because the request was made for the court appointment of a receiver and trustee, and as such the court appointed trustee would be in control of EuroMed under Nevada law, not Gaylor. Furthermore, Gaylor argued that because EuroMed had not properly disclosed the total number of outstanding shares, and failed to file timely and adequate disclosures with the SEC, it was impossible to accurately determine the number of shares used in the calculations necessary for determining compliance with Section 13(d) of the Securites Act of 1934. Although Gaylor argued in the second receiver application that EuroMed should have had 1,400,000 shares outstanding as of July 28, 1998, there was in fact a significant question as to the correct number of outstanding shares. A review of the transfer agent stock ledger revealed that EuroMed had 3,280,000 shares outstanding as of June 18, 1998. Therefore, Gaylor argued that his control of 136,558 shares was less than the 5% threshold of Section 13D.

A final order with respect to this issue was signed by the respective United States District Court on January 6, 1999. A copy of this, Injunction and Civil Contempt Order, is attached hereto as Exhibit 3. This order stated that Gaylor must amend his February 4, 1998 and February 19, 1998 schedule 13D filings with the SEC and file a new 13(d) disclosing his 5% beneficial interest. These amendments must, according to the order, show that Gaylor has within the last five years been a party to civil proceedings of a judicial body a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. This order further required the submission of voting proxies from Gaylor and Bouwman to EuroMed before January 22, 1999. The purpose of this submission of proxies for shares held by Gaylor and Bouwman is to enable EuroMed to vote all of Gaylor and Bouwman's shares of EuroMed common stock. Gregory Alan Gaylor and Jan Bouwman will file a notice of appeal with the Fifth Circuit Court of Appeals. Gregory Alan Gaylor and Jan Bouwman deny any wrongdoing, any violation of federal securities regulations and will vigorously contest this order through the appeals process.

The information provided herein with respect to these issues is only a summary of complex and detailed on-going litigation. Refer to the Exhibits 1-4 for further detail.

       (f)    USA

                            Page 6 of 12 Pages

3. Source and Amount of Funds or Other Consideration:

Shares were acquired in October 1995 through a merger of Swiss Nassau Corporation, a Nevada corporation, which Gaylor controlled exclusively, and the two predecessor operating subsidiaries of EuroMed, Galenica B.V. and Confedera B.V., each Netherlands limited liability companies. Swiss Nassau Corporation exchanged 1,850,000 shares for all of the capital stock and shares of Galenica B.V. and Confedera B.V. Immediately preceding this transaction, Swiss Nassau Corporation changed its name to EuroMed, Inc. and its board of directors declared a stock split, whereby the total outstanding shares increased to 2,000,000. Gaylor subsequently gifted to Richard F. Dahlson, Jackson Walker LLP, the securities counsel for EuroMed, a total of 25,000 shares of the 150,000 shares Gaylor held in EuroMed common stock. This transaction was concluded before the EuroMed IPO in March 1996, and was disclosed in the S-1 registration statements and amendments of the issuer, EuroMed.

      Shares were purchased with personal funds in the amount of $475. Proxies were acquired under consent of the shareholder(s)

4.   Purpose of Transaction:

       The reporting individuals herein desire to replace the board of directors of the issuer.

5. Interest in Securities of the Issuer:

       (a) 503,723 aggregate shares for reporting group, 39.45% based upon 1,277,000 total shares outstanding - such information as disclosed by the issuer on December 8, 1997.

       (b) 126,500 shares sole voting power; 373,123 shares shared voting power, with Jan Bouwman

       (c) Gregory Alan Gaylor purchased 1500 shares on 12/23/97 for $.30 per share through a NASD broker dealer. Proxies were received for shares in aggregate of 101,175.

       (d)    Not applicable

       (e)    Not applicable

                            Page 7 of 12 Pages

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Gregory Alan Gaylor is a co-plaintiff with Jan Bouwman in a shareholder derivative cause filed in the District Court, Clark County Nevada (cause A373888). Gaylor and Bouwman filed this cause on behalf of all EuroMed shareholders similarly situated. On two occasions, in June 1997 and July 1998, Gaylor and Bouwman filed receiver applications in the Nevada District Court seeking a court appointed trustee and receiver for EuroMed. Gaylor and Bouwman filed another shareholder derivative cause in November 1998 in the District Court, Dallas, County, Texas against EuroMed, the EuroMed Board of Directors, Richard F. Dahlson and Jackson Walker LLP. This cause was subsequently removed to the United States District Court, Dallas.


Proxies for the issuer's common stock were acquired from the following, with proxies in bold highlighted to designate those, which were acquired subsequent to the previous 13D filing: THESE PROXIES WERE DISCLAIMED ON MARCH 23, 1998 - SEE EXHIBIT 4.

Edwin Kissel MD, Hilda Ann Kissel JTWROS                                           42,200
Barbara Schiller                                                                   22,800
CIMO ASSET MANAGEMENT                                                              26,100
Walter Schiller                                                                    20,000
Carol J. Piazza Trustee Piazza Family Trust                                        15,450
Vern Maynard FBO Maynard Family Trust                                              15,000
GOLDEN SHARE INVESTMENTS, LTD.                                                     15,000
William C. Gaylor IRA                                                              11,558
Saul Steinberg                                                                     10,000
DAVID RAPAPPORT                                                                    10,000
Frank Knight                                                                        8,000
C.D.J. Evers                                                                        6,500
Robert M. Mitchell                                                                  6,500
Jack Bob Wine FBO Jack Bob Wine Trust                                               6,000
Marc Voit                                                                           5,700
Gary A. Bartlett                                                                    5,400
MEI YU YANG CHIANG                                                                  5,000
John K. Waken + Gracie E. Waken Co TTEES FBO Waken Tr                               5,000
Sal Federico                                                                        5,000
Randall M. Toig                                                                     5,000
Henry Miyatake                                                                      5,000
William G. Paton                                                                    5,000
Reb. Ephraim Chaim, Rochel Charitable Foundation                                    4,500
EDWARD J. ANDERSON                                                                  4,500
LAWRENCE SCHNEIDER TTEE SCHNEIDER FAMILY TRUST                                      4,000
CHENG HAN SHIAO                                                                     3,200
G. MARK TARPIN                                                                      3,000
Edward K. Binggeli                                                                  3,000
Espy P. Gregory                                                                     3,000
HSIU LING HSIAO                                                                     2,800
Russell Sargeant FBO Russell Sargeant Trust                                         2,300
Robert J. Vissa, Jr.                                                                2,100
MILLENNIUM FINANCIAL GROUP, INC.                                                    2,000
WILLIAM A. SCHWARTZ IRA                                                             2,000
MYUNG WOODS                                                                         2,000
CLARENCE T. YIM IRA                                                                 2,000
CLIFFORD D. KESTER TTE KESTER SURVIVOR'S TRUST                                      2,000
R.E. Keefe MD Tr FBO R.E. Keefe MD Trust                                            2,000
Raymond T. Stewart IRA                                                              2,000
Wesley D. Mitchell                                                                  2,000
James Carroll Hill Trust, Adrian L. Hill Trustee                                    2,000
Adrian L. + Margaret J. Hill Trust, Adrian L., Margaret J. Hill TTEES               2,000
Ronald F. Anderson, Nykole Anderson JTWROS                                          2,000
R.E. Keefe Jr. Tr, Keefe Family Trust                                               2,000
Riad, Florence Abou-Mourad, JTWROS                                                  2,000
Har Rose Farms                                                                      1,825
CAROL J. URIBE                                                                      1,750

                            Page 8 of 12 Pages

Eileen S. Cassidy                                                                   1,631
Jacques Michel Vidal                                                                1,600
Ingrid Kaempfert                                                                    1,600
Steve Coles                                                                         1,500
Carl B.O. Connor                                                                    1,500
Thomas J. Langan                                                                    1,500
Peter Stein,                                                                        1,464
Jean S. Crocco                                                                      1,400
VINCENT M. MOORE IRA                                                                1,300
Stephen J. McArdle III, Susan Pleu, JTWROS                                          1,300
Ardis G. Avey Trust                                                                 1,125
Teague S. Crocco                                                                    1,100
DALE SINCLAIR                                                                       1,000
JOANNA M. GAUCHER                                                                   1,000
DONNA H. BLACKBURN                                                                  1,000
JOHN L. BLOOM                                                                       1,000
DON B. SCHIERLING FOR MATTHEW C. SCHIERLING                                         1,000
GEORGE TURNER                                                                       1,000
B.D. WATSON, JR.                                                                    1,000
Steven D., Carol A. Moore, JTWROS                                                   1,000
Wing Mark                                                                           1,000
Townley L., Jane A. Anderson                                                        1,000
Nancy L. Armstrong, Josephine Ulrech JT TEN                                         1,000
John R. Parks, III                                                                  1,000
Harvey N. Short Trustee, FBO Harvey N. Short Trust                                  1,000
James J., Karen L. Esper, TTEES Esper Family Nominee TR                             1,000
Manuel Skip Molina                                                                  1,000
Barry Braune                                                                        1,000
Patrick Vesey, Jean Vesey JTWROS                                                    1,000
FTC TR JB+R Graphic Services, Jasper W. Ormand                                      1,000
Lloyd L. Smith                                                                      1,000
Eugene L. Nakamura                                                                  1,000
Philip M. Hanna, IRA                                                                1,000
Julie I. Lane, IRA                                                                  1,000
Linda M. Wood, IRA                                                                  1,000
Harry E. Schorle, IRA                                                               1,000
Carl Carlzen                                                                        1,000
Mavys Hendrix                                                                         910
Elaine McAninch                                                                       910
YEN HSU CHEN                                                                          900
William A. Carey, Jr.                                                                 775
ANTOINETTE BELINA                                                                     750
Ann, Warren Renfroe, JTWROS                                                           700
NORA MEEHAN                                                                           600
Herman F. Zerweck                                                                     600
DR. SUBODH VATS, SHASHI VATS JT TEN                                                   500
ROBERT C. PIKE, MARTHA A. PIKE                                                        500
DAVID SILBERBERG                                                                      500
TIMOTHY A. GODSIN                                                                     500
E.W. HIBBARD                                                                          500
PEGGY BERGLAS                                                                         500
CHARLOTTE HINEY                                                                       500
WADE JACOBSEN                                                                         500
Gloria Luxenberg Trust                                                                500
Frederick Weiner                                                                      500
Samuel B. Magids                                                                      500
DAVID BOUCHER                                                                         475
CARLO D/CAVALIERE, BARBARA A. CAVALIERE                                               400
TURNEY H. BRUNER                                                                      400
                                                                                  -------
Total Shares                                                                      373,123
                                                                                  =======

                            Page 9 of 12 Pages

7. Material to Be Filed as Exhibits: Final Judgment of the United States District Court 7/29/97 Contempt Order of the United States District Court 3/10/98 Contempt Order of the United States District Court 1/6/99 Proxy disclaimer filed with the United States District Court


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       /S/ GREGORY ALAN GAYLOR
                                       -------------------------------
Date:  1/11/99                          Name/Title: Gregory Alan Gaylor



                            Page 10 of 12 Pages

1.   Security and Issuer:

       Common Stock
       EuroMed, Inc.
       Wilhelminakanaal Noord 6
       4902 VR Oosterhout
       The Netherlands

2.   Identity and Background:

       (a)    Jan Bouwman
       (b)    Boerenstraat 21
              4201 GA Gorinchem
              The Netherlands

       (c)    Financial Controller
              Matrix Holding BV
              Boerenstraat 21
              4201 GA Gorinchem
              The Netherlands

       (d)    No

 (e) Yes REFER TO 2(e) ABOVE AND EXHIBITS 1-4 (f) The Netherlands

3. Source and Amount of Funds or Other Consideration:

       No funds were used. Proxies were acquired under consent of shareholder(s)

                            Page 11 of 12 Pages

4.   Purpose of Transaction:

       The reporting individuals herein desire to replace the board of directors of the issuer.

5. Interest in Securities of the Issuer:

       (a) 503,723 aggregate shares for reporting group, 31.5% based upon 1,277,000 total shares outstanding - such information as disclosed by the issuer on December 8, 1997.

       (b)    4100 shares sole voting power;
              373,123 shares shared voting power, with Gregory Alan Gaylor

       (c)    Proxies were received for shares in aggregate of 198,965

       (d)   Not applicable

       (f)   Not applicable

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer: REFER TO ITEM 6 ABOVE.

7. REFER TO ITEM 7 ABOVE.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       /S/ JAN BOUWMAN
                                       -----------------------
Date:  1/11/99                         Name/Title: Jan Bouwman


                            Page 12 of 12 Pages